Exhibit 99.1

Afya Limited

Consolidated financial statements

as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Afya Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

Adoption of IFRS 16

As discussed in Note 2.4 to the consolidated financial statements, the Company changed its method for recognizing leases in 2019, due to the adoption of IFRS 16 – Leases using the modified retrospective method of adoption.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2016.

Belo Horizonte, Brazil

March 26, 2020

Afya Limited

Consolidated statements of financial position

As of December 31, 2019 and 2018

(In thousands of Brazilian reais)

	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	6	943,209	62,260
Restricted cash	7	14,788	—
Trade receivables	8	125,439	58,445
Inventories		3,932	1,115
Recoverable taxes		6,485	2,265
Derivatives	13.1	—	556
Other assets		17,912	8,859
Total current assets		1,111,765	133,500

Non-current assets
Restricted cash	7	2,053	18,810
Trade receivables	8	9,801	5,235
Related parties	9	—	1,598
Derivatives	13.1	—	663
Other assets		17,267	10,380
Property and equipment	11	139,320	65,763
Investment in associate	10	45,634	—
Right-of-use assets	13.2.2	274,275	—
Intangible assets	12	1,312,338	682,469
Total non-current assets		1,800,688	784,918

Total assets		2,912,453	918,418
Liabilities
Current liabilities
Trade payables		17,628	8,104
Loans and financing	13.2.1	53,607	26,800
Derivatives	13.2	757	—
Lease liabilities	13.2.2	22,693	—
Accounts payable to selling shareholders	13.2.3	131,883	88,868
Advances from customers		36,860	13,737
Labor and social obligations		46,770	31,973
Taxes payable		19,442	6,468
Income taxes payable		3,213	282
Dividends payable		—	4,107
Other liabilities		376	1,993
Total current liabilities		333,229	182,332

Non-current liabilities
Loans and financing	13.2.1	6,750	51,029
Lease liabilities	13.2.2	261,822	—
Accounts payable to selling shareholders	13.2.3	168,354	88,862
Taxes payable		21,304	150
Provision for legal proceedings	23	5,269	3,465
Other liabilities		1,999	2,226
Total non-current liabilities		465,498	145,732
Total liabilities		798,727	328,064

Equity
Share capital	17	17	315,000
Additional paid-in capital		1,931,047	125,014
Share-based compensation reserve		18,114	2,161
Earnings reserves		115,916	59,807
Equity attributable to equity holders of the parent		2,065,094	501,982
Non-controlling interests		48,632	88,372
Total equity		2,113,726	590,354
Total liabilities and equity		2,912,453	918,418

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of income and comprehensive income

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except earnings per share)

	Notes	2019	2018	2017

Net revenue	19	750,630	333,935	216,008
Cost of services	20	(308,853)	(168,052)	(124,065)
Gross profit		441,777	165,883	91,943

General and administrative expenses	20	(239,120)	(70,034)	(45,355)
Other income, net		2,594	599	2,755

Operating income		205,251	96,448	49,343

Finance income	21	51,689	10,428	5,222
Finance expenses	21	(72,365)	(8,154)	(3,586)
Finance result		(20,676)	2,274	1,636

Share of income of associate	10	2,362	-	-

Income before income taxes		186,937	98,722	50,979

Income taxes expense	22	(14,175)	(3,988)	(2,500)

Net income		172,762	94,734	48,479

Other comprehensive income		-	-	-
Total comprehensive income		172,762	94,734	48,479

Income attributable to
Equity holders of the parent		153,916	86,353	45,393
Non-controlling interests		18,846	8,381	3,086
		172,762	94,734	48,479
Basic earnings per share
Per common share	18	2.03	1.84	1.41
Diluted earnings per share
Per common share	18	2.02	1.81	1.41

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of changes in equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
				Earnings reserves
	Share capital	Additional paid-in capital	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2017	66,485	(63,588)	—	636	7,966	—	11,499	71	11,570
Net income	—	—	—	—	—	45,393	45,393	3,086	48,479
Total comprehensive income	—	—	—	—	—	45,393	45,393	3,086	48,479
Legal reserve	—	—	—	2,269	—	(2,269)	—	—	—
Minimum mandatory dividends	—	—	—	—	—	(10,781)	(10,781)	(2,506)	(13,287)
Earnings retention	—	—	—	—	32,343	(32,343)	—	—	—
Balances at December 31, 2017	66,485	(63,588)	—	2,905	40,309	—	46,111	651	46,762

Net income	—	—	—	—	—	86,353	86,353	8,381	94,734
Total comprehensive income	—	—	—	—	—	86,353	86,353	8,381	94,734
Capital increase with cash	156,304	—	—	—	—	—	156,304	—	156,304
Capital increase with reserves	80,541	—	—	—	(40,312)	(40,229)	—	—	—
Capital increase with contribution of IPTAN and IESVAP	11,670	188,602	—	—	—	—	200,272	—	200,272
Dividends cancelled	—	—	—	—	—	10,781	10,781	—	10,781
Share-based compensation	—	—	2,161	—	—	—	2,161	—	2,161
Legal reserve	—	—	—	4,318	—	(4,318)	—	—	—
Dividends declared to non-controlling interests	—	—	—	—	—	—	—	(5,845)	(5,845)
Non controling interests arising on business combination	—	—	—	—	—	—	—	85,185	85,185
Earnings retention	—	—		—	52,587	(52,587)	—	—	—
Balances at December 31, 2018	315,000	125,014	2,161	7,223	52,584	—	501,982	88,372	590,354

Net income	—	—	—	—	—	153,916	153,916	18,846	172,762
Total comprehensive income	—	—	—	—	—	153,916	153,916	18,846	172,762
Capital increase with cash	150,000	—	—	—	—	—	150,000	—	150,000
Capital increase from shares contribution of shareholders	48,768	36,358	—	—	—	—	85,126	(44,774)	40,352
Capital increase from the corporate reorganization	122,062	137,051	—	—	—	—	259,113	—	259,113
Share-based compensation	1	17,627	18,114	—	—	—	35,742	—	35,742
Allocation to additional paid-in capital	—	33,001	—	—	(33,001)	—	—	—	—
Dividends declared	—	—	—	—	—	(38,000)	(38,000)	(13,812)	(51,812)
Dividends cancelled	—	—	—	—	4,107	—	4,107	—	4,107
Corporate reorganization	(635,830)	668,904	(2,161)	(7,223)	(23,690)	—	—	—	—
Issuance of common shares in initial public offering	16	992,762	—	—	—	—	992,778	—	992,778
Shares issuance cost	—	(79,670)	—	—	—	—	(79,670)	—	(79,670)
Balances at December 31, 2019	17	1,931,047	18,114	—	—	115,916	2,065,094	48,632	2,113,726

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais)	2019	2018	2017

Operating activities
Income before income taxes	186,937	98,722	50,979
Adjustments to reconcile income before income taxes
Depreciation and amortization	73,152	9,078	4,023
Disposals of property and equipment	78	-	-
Allowance for doubtful accounts	15,040	7,714	2,914
Share-based compensation expense	18,114	2,161	-
Net foreign exchange differences	(13,321)	2,697	-
Net loss (gain) on derivatives	1,780	(1,219)	-
Accrued interest	24,002	1,856	20
Accrued lease interest	31,469	-	-
Share of income of associate	(2,362)	-	-
Provision for legal proceedings	(2,568)	(344)	-
Others	-	(11)	(638)
Changes in assets and liabilities
Trade receivables	(35,556)	(28,198)	(9,789)
Inventories	(236)	(593)	(140)
Recoverable taxes	(3,940)	(63)	(679)
Other assets	(7,403)	(3,304)	(314)
Trade payables	3,029	(1,528)	(2,377)
Taxes payables	4,940	(3,797)	(2,314)
Advances from customers	19,324	2,073	(1,594)
Labor and social obligations	6,124	(3,019)	5,872
Other liabilities	(10,881)	1,990	(3,323)
	307,722	84,215	42,640
Income taxes paid	(8,506)	(3,897)	(2,723)
Net cash flows from operating activities	299,216	80,318	39,917

Investing activities
Acquisition of property and equipment	(56,964)	(18,634)	(16,778)
Acquisition of intangibles assets	(64,745)	(3,053)	(4,288)
Acquisition of subsidiaries, net of cash acquired	(241,568)	(221,298)	-
Related parties	1,598	(594)	(1,004)
Restricted cash	7,530	(18,810)	-
Net cash flows used in investing activities	(354,149)	(262,389)	(22,070)
Financing activities
Payments of loans and financing	(75,093)	(6,492)	(1,135)
Proceeds from loans and financing	7,383	74,980	-
Payments of lease liabilities	(39,779)	-	-
Related parties loans	-	(106)	(484)
Capital increase	167,628	156,304	-
Dividends paid	(51,812)	(5,845)	(2,506)
Proceeds from inicial public offering	992,778	-	-
Share issuance costs	(79,670)	-	-
Net cash flows from (used in) financing activities	921,435	218,841	(4,125)
Net foreign exchange differences	14,447	-	-
Net increase in cash and cash equivalents	880,949	36,770	13,722
Cash and cash equivalents at the beginning of the year	62,260	25,490	11,768
Cash and cash equivalents at the end of the year	943,209	62,260	25,490

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya” or “Afya Limited”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization described below.

Until the contribution of Afya Brazil shares to Afya Limited, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education institutions located in nine Brazilian states forming a large educational group in the country, with emphasis on offering undergraduate and graduate courses related to medicine and health sciences and comprises the development and sale of electronically distributed educational courses on medicine science and related printed and technological educational content.

Corporate reorganization

On March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controlled Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and was one of Afya Brazil’s shareholders; and (ii) Guardaya which owned 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), focused on medical residency preparation courses located in the state of São Paulo, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District. On June 18, 2019 Afya Brazil acquired an additional 15% interest in UEPC resulting in an interest of 30%.

On July 7, 2019, each of the Afya Brazil´s shareholders had agreed to contribute their respective shares on the Company to Afya Limited, exchanging one common share as 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Initial public offering

On July 18, 2019, Afya Limited priced its initial public offering (“IPO”) of 13,744,210 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on July 19, 2019 under the symbol “AFYA”. On July 23, 2019, the underwriters exercised the option to buy an additional 2,061,631 Class A common shares to cover over-allotments, totaling 15,805,841 Class A common shares, which 13,888,887 Class A common shares were offered by Afya Limited and 1,916,954 Class A common shares were offered by the selling shareholders at the initial public offering price. The initial offering price was US$ 19.00 per Class A common share.

On July 23, 2019, the share capital of Afya Limited was increased by 13,888,887 Class A shares through the proceeds received as a result of the IPO of US$ 263,888 thousand (or R$ 992,778). The net proceeds from the IPO were US$ 242,711 thousand (or R$ 913,108), after deducting US$ 15,833 thousand (or R$ 59,566) in underwriting discounts and commissions and other offering expenses totaled US$ 5,344 thousand (or R$ 20,104). The share issuance costs totaled R$ 79,670.

At the date of authorization for issue of these consolidated financial statements, Afya Limited transferred US$ 251,800 thousand (or R$ 961,438) of the net proceeds from the Cayman Islands to bank accounts in Brazil. These deposits are invested on first-line financial institutions in Brazil and are denominated in Brazilian reais.

Acquisitions

(i) On April 3, 2019, Afya Brazil acquired control of Instituto Educacional Santo Agostinho S.A. (“FASA”), through the acquisition of 90% of the Company´s shares, a post-secondary education institution and offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs.

(ii) On May 9, 2019, Afya Brazil acquired control of Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”), through the acquisition of 100% of IPEMED´s shares, a post-secondary education. The acquisition of IPEMED is in line with the Company’s strategy to focus on medical education, including post-graduate medical education.

(iii) On August 13, 2019, Afya Brazil acquired control of IPEC - Instituto Paraense de Educação e Cultura Ltda. (“IPEC”), through the acquisition of 100% of IPEC’s shares, previously a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine. On September 26, 2019, IPEC became operational in line with Company’s strategy focusing on medical education. Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

2	Significant accounting policies

2.1 Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The corporate reorganization described in Note 1, occurred on July 7, 2019, was accounted for as a reorganization of entities under common control whereby Afya Limited was created as a holding company of Afya Brazil. As a result, the assets and liabilities of Afya Brazil is carried at historical cost and there was no step-up in basis or goodwill, or other intangible assets recorded as a result of the corporate reorganization.

As a result, the consolidated financial statements prepared by the Company subsequent to the completion of the reorganization are presented “as if” Afya Brazil is the predecessor of the Company. Accordingly, these consolidated financial statements reflect: (i) the historical operating results of Afya Brazil prior to the reorganization; (ii) the consolidated results of the Company and Afya Brazil following the reorganization; (iii) the assets and liabilities of Afya Brazil at their historical cost; and (iv) the Company’s equity and earnings per share for all periods presented.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These consolidated financial statements as of and for the year ended December 31, 2019 were authorized for issue by the Board of Directors on March 26, 2020.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Basis of consolidation

The table below list the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	2019	2018	2017
Afya Participações S.A (Afya Brazil)	Holding	Nova Lima – MG	Subsidiary	100%	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - ITPAC Porto Nacional	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - ITPAC Araguaina	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%	100%
União Educacional do Vale do Aço S.A. – UNIVAÇO	Undergraduate programs	Ipatinga – MG	Subsidiary	100%	76%	76%
IPTAN - Instituto de Ensino Superior Presidente Trancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei – MG	Subsidiary	100%	100%	-
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba – PI	Subsidiary	80%	80%	-
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá – MG	Subsidiary	60%	60%	-
Instituto de Ensino Superior do Piauí S.A. (”IESP”) *	Undergraduate and graduate degree programs	Teresina – PI	Subsidiary	100%	80%	-
RD Administração e Participações Ltda.	Holding	Pato Branco – PR	Subsidiary	100%	100%	-
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco – PR	Subsidiary	100%	100%	-
CBB Web Serviços e Transmissões Online S.A. (“CBBW”) **	Medical education courses and online platform	São Paulo- SP	Subsidiary	100%	-	-
Medcel Editora e Eventos S.A. (“Medcel”) **	Medical education content	São Paulo- SP	Subsidiary	100%	-	-
Instituto Educacional Santo Agostinho S.A. (“FASA”) **	Undergraduate and graduate degree programs	Montes Claros – MG	Subsidiary	100%	-	-
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”) **	Post-graduate	Belo Horizonte – MG	Subsidiary	100%	-	-
Instituto Paraense de Educação e Cultura Ltda. (IPEC) ***	Undergraduate and graduate degree programs	Marabá – PA	Subsidiary	100%	-	-
União Educacional do Planalto Central S.A. (“UEPC”) ****	Undergraduate and graduate degree programs	Brasília – DF	Associate	30%	-	-

*       See Note 17 for further details on the acquisition of minority interest during 2019.

**       See Note 5 for further details on the business combinations during 2019.

***       See Note 12 for further details on the acquisition of assets related to licenses with indefinite useful life in 2019.

****       See Note 10 for further details on the acquisition of associate.

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

2.3 Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, except for the application of the new accounting pronouncements as of January 1, 2019, as described in the note 2.4 Changes in accounting policies and disclosures.

The accounting policies have been consistently applied to all consolidated companies.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

b) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

c) Fair value measurement

The Company measures derivative financial instruments at fair value at each balance sheet date as disclosed in Note 13.3.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

d) Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI (Other Comprehensive Income), it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss. There is no financial assets designated as fair value through OCI.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. This category includes derivative instruments.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions – Note 3

• Trade receivables – Note 8

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and financing and accounts payable to selling shareholders.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Gains or losses on liabilities held for trading are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

e) Derivative financial instruments

The Company has derivative financial instruments related to cross-currency interest rate swaps in connection with a loan denominated in Euros. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result in the statement of income.

f) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

g) Restricted cash

Restricted cash in the statement of financial position comprise of financial investments in investment funds that serve as collateral for loan agreements and other commitments.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

h) Inventories

Inventories are valued at the lower of cost and net realizable value. The costs of inventories are based on the average cost method and include costs incurred in the purchase of inventories and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

i) Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10 years
Vehicles	4 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Laboratories and clinics	10 years
Leasehold improvements	5 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

j) Leases

Prior to the adoption of IFRS 16, the determination of whether an arrangement is (or contains) a lease was based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

A lease was classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company was classified as a finance lease.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

An operating lease is a lease other than a finance lease. The Company did not have leases classified as s finance lease. Operating lease payments were recognized as an operating expense in the statement of income on a straight-line basis over the lease term.

As from January 1, 2019, the determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the contract. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

k) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

l) Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years, considering the companies activities and maturation period of its graduate and undergraduate courses. A long-term growth rate is calculated and applied to project future cash flows after the last projected year.

For impairment testing, goodwill acquired through business combinations and licenses with indefinite useful lives are allocated to their respective CGUs. The Company has defined each of its operating subsidiaries as a CGU.

Impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

m) Investments

Investments in associates are initially recognized at consideration transferred and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date. An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

n) Accounts payable to selling shareholders

These amounts represent liabilities related to the acquisitions made by the Company wich are not yet due. Accounts payable to selling shareholders are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

o) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

p) Dividends payable

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a minimum dividend of the net income for the year in accordance with the Brazilian Corporate Law (applicable for Afya Brazil) and the Company’s By-Laws or is approved by the shareholders. A corresponding amount is recognized directly in equity.

q) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

r) Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based payments, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expense of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That expense is recognized in general and administrative expenses, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the statement of income.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

s) Revenue from contracts with customers

Tuition fees and other revenue

The Company's revenue consists primarily of tuition fees charged for medical courses and other courses. The Company also generates revenue from tuition fees for other undergraduate courses, student fees and certain education-related activities.

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership have been transferred to the customer and the collection of the consideration is probable, net of the corresponding discounts, return and taxes, and there is no continuing management involvement with the tuition fees charged for medical courses and other courses, tuition fees for other undergraduate courses, student fees and certain education-related activities and the amount of revenue can be measured reliably.

Upon the adoption of IFRS 15 on January 1, 2018, revenues are recognized when services are rendered to the customer and the performance obligation is satisfied.

Revenue from tuitions are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

Printed books and e-books revenue transferred at point in time

Revenue from sale of printed books and e-books is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods at the customer’s location. The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the printed books and e-books, the Company considers the effects of variable consideration, financing component, noncash consideration, and consideration payable to the customer to be not significant.

The Company has concluded that it is the principal in its revenue arrangements.

The Company assesses collectibility on a portfolio basis prior to recording revenue. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws from an institution, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Financial instruments – initial recognition and subsequent measurement.

Advances from customers

Advances from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition received from students and is recognized separately in current liabilities, when the payment is received. Advances from customers are recognized as revenue when the Company performs all obligations related to the contract, generally in the following month.

t) Taxes

The Company’s subsidiaries joined the PROUNI (Programa Universidade para Todos – University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low income students, and benefits from the exemption of the following federal taxes:

•	Income taxes and social contribution

•	PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

2.4 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The Company applied, for the first time on January 1, 2019, IFRS 16 Leases. The nature and effect of these changes are disclosed below.

Other amendments and interpretations were applied for the first time in 2019, but did not have a significant impact on the consolidated financial statements of the Company.

IFRS 16 - Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption of IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use assets	R$ 212,360

Liabilities
Lease liabilities	R$ 212,360

Nature of the effect of adoption of IFRS16

The Company has lease contracts for properties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Company did not have finance leases as of December 31, 2018. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for the leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

•	Used an incremental borrowing rate, according to the characteristics for each lease;

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	520,795
Weighted average incremental borrowing rate as at January 1, 2019	11.63%
Discounted operating lease commitments at January 1, 2019	212,530
Less:
Commitments relating to leases of short-term and low-value assets	(170)
Lease liabilities as at January 1, 2019	212,360

IFRIC 23 - Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed. The Company applied the interpretation and did not have significant impact on the consolidated financial statements.

IAS 12 - Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners.

Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognised those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognised on or after the beginning of the earliest comparative period.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

3	Significant accounting estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management – Note 15

•	Financial instruments risk management objectives and policies – Note 13.4

•	Sensitivity analyses disclosures – Note 13.4.1

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of  a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Identification and fair-value measurement of assets and liabitlies acquired in a business combination

Business combinations are accounted for using the acquisition method. Such method requires recognising and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The Company, as the acquirer, must classify or designate the identifiable assets and liabilities assumed on the basis of its own contractual terms, economic conditions, operating and accounting policies and other relevant conditions as at the acquisition date. Such assessment requires judgments from the Company on the methods used to determine the fair value of the assets acquired and liabilities assumed, including valuation techniques that may require prospective financial information inputs.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 12.

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Binomial model. As discloused on Note 16 (b) the Company had stock plans that were fully exercicied on July 31, 2019, for which the Monte Carlo and Black & Scholes pricing model were used for the Afya Brazil and Guardaya plans, respectively. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 16 (b).

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

4	Segment information

As a result of the corporate reorganization described in Note 1 which occurred on March 29, 2019, the Company has two reportable segments, as follows:

•	Education Services Segment (Business Unit 1), which provides educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs; and

•	Residency Preparatory and Specialization Programs Segment (Business Unit 2), which provides residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

The following table presents assets and liabilities information for the Company's operating segments as of December 31, 2019:

	Business Unit 1	Business Unit 2	Total reportable segments	Elimination (inter-segment transactions) **	Total
As of December 31, 2019
Total assets	2,714,161	199,285	2,913,446	(993)	2,912,453
Current assets	1,026,857	85,901	1,112,758	(993)	1,111,765
Non-current assets	1,687,304	113,384	1,800,688	—	1,800,688

Total liabilities and equity	2,714,161	199,285	2,913,446	(993)	2,912,453
Current liabilities	312,303	21,919	334,222	(993)	333,229
Non-current liabilities	360,005	105,493	465,498	—	465,498
Equity	2,041,853	71,873	2,113,726	—	2,113,726

		Unit 2	Total reportable segments	Elimination (inter-segment transactions)	Total
As of December 31, 2019
Other disclosures
Investments in associate	45,634	—	45,634	—	45,634
Capital expenditures (*)	167,427	8,282	175,709	—	175,709

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets, including the acquisition of IPEC licenses in the amount of R$ 108,000 (R$ 54,000 paid and included in the acquisition of intangible assets in the cash flows used in investing activities) as described in Note 12.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents statements of income for the Company's operating segments for the year ended December 31, 2019:

	Unit 1	Unit 2	Total reportable segments	Adjustments and eliminations **	Total
External costumer	653,760	96,870	750,630	—	750,630
Inter-segment	—	3,880	3,880	(3,880)	—
Net revenue	653,760	100,750	754,510	(3,880)	750,630
Cost of services	(279,066)	(33,667)	(312,733)	3,880	(308,853)
Gross profit	374,694	67,083	441,777	—	441,777
General and administrative expenses					(239,120)
Other income, net					2,594
Operating profit					205,251
Finance income					51,689
Finance expenses					(72,365)
Share of income of associate					2,362
Income before income taxes					186,937
Income taxes expense					(14,175)
Net income					172,762

(**) These eliminations are related to sale transactions from Medcel to other entities in Business Unit 1.

There were no revenues derived from the Business Unit 2 for the year ended December 31, 2018, given such segment has commenced following the business combinations occurred on March 29, 2019.

Seasonality of operations

Business Unit 1's tuition revenues do not have significant fluctuations during the year.

Business Unit 2's sales are concentrated in the first and last quarter of the year, as a result of enrollments at the beginning of the year. The majority of Business Unit 2's revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Business Unit 2 generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

5	Business combinations

5.1 Acquisitions in 2019

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	Guardaya	FASA*	IPEMED**
Assets
Cash and cash and equivalents	1,548	3,834	307
Restrict cash	—	5,561	—
Trade receivables	44,277	1,832	8,965
Inventories	2,581	—	—
Recoverable taxes	280	—	—
Other assets	489	458	3,266
Right-of-use assets	4,556	47,789	8,800
Property and equipment	1,594	22,946	3,676
Investment in associate	24,458	—	—
Intangible assets	59,977	171,511	33,039
	139,760	253,931	58,053

Liabilities
Trade payables	(454)	(1,133)	(4,908)
Loans and financing	(4,076)	(35,419)	(3,592)
Lease liabilities	(4,607)	(47,793)	(8,965)
Labor and social obligations	(1,844)	(5,254)	(1,575)
Taxes payable	(3,571)	(483)	(26,503)
Provision for legal proceedings	(680)	(1,684)	(2,008)
Advances from customers	—	(3,192)	(607)
Other liabilities	(4,709)	(460)	—
	(19,941)	(95,418)	(48,158)
Total identifiable net assets at fair value	119,819	158,513	9,895
Non-controlling interest	—	(15,851)	—
Preliminary goodwill arising on acquisition	139,294	58,903	87,647
Purchase consideration transferred	259,113	201,565	97,542
Cash paid	—	102,330	52,239
Capital contribution	259,113	—	—
Payable in installments	—	99,235	45,303
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	(482)	(1,887)	(180)
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	1,548	(98,496)	(51,932)
Net of cash flow on acquisition	1,066	(100,383)	(52,112)

*During the measurement period, the purchase consideration for the acquisition of FASA was adjusted by R$3,022 as a result of purchase price adjustments. Accordingly, goodwill was updated to R$58,903.

** The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of IPEMED and therefore some of these amounts are preliminary. During the measurement period of the assets acquired and liabilities assumed at the fair value, the Company has identified R$1,320 of indemnification assets, related to the acquisition of IPEMED.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Acquisition of Guardaya

In connection with the corporate reorganization, on March 29, 2019, Afya Brazil merged (i) BR Health, a wholly-owned subsidiary of Crescera that controls Guardaya and is one of Afya Brazil's shareholders; and (ii) Guardaya which owns 100% of Medcel Editora and CBB Web, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web shares. In connection with the transaction 15% of UEPC's shares were acquired. Afya Brazil issued 378,696 common shares as a consideration for the interest in BR Health and Guardaya. The fair value of the consideration given was R$ 259,113. This transaction was strategic to the Company and was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$ 482 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill recognized is primarily attributed to the expected synergies and other benefits arising from the transaction. The goodwill is not expected to be deductible for income tax purposes.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief-from-royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimate of the cost of replacing the asset with a new one (acquisition or reconstruction), adjusted to reflect the losses of value resulting from the physical deterioration and the economic functional obsolescence of the asset.

From the date of acquisition, this business combination has contributed R$ 40,554 of net revenue and R$ 5,786 as income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for 2019 would have been R$ 75,238 and income before income taxes for 2019 would have been R$ 21,924.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Acquisition of FASA

On April 3, 2019, Afya Brazil acquired control of FASA, through the acquisition of 90% of its shares. The purchase price of R$ 201,565 is comprised by: i) R$ 102,330 paid in cash on the acquisition date; ii) R$ 39,695 payable in April 2020; iii) R$ 29,770 payable in April 2021; and iv) R$ 29,770 payable in April 2022, adjusted by the IPCA rate + 4.1% per year. This transaction was strategic to the Company and was accounted for under IFRS 3 – Business Combinations. There are no contingent consideration associated with the acquisition of FASA.

Transaction costs to date amount to R$ 1,887 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of acquisition, FASA has contributed R$ 69,996 of net revenue and R$ 16,501 of income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for 2019 would have been R$ 90,063 and income before income taxes for 2019 would have been R$ 16,872.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

(c) Acquisition of IPEMED

On May 9, 2019, Afya Brazil acquired control of IPEMED, through the acquisition of 100% of its shares. IPEMED is a post-secondary education institution with campuses located in the states of Bahia, Minas Gerais, Rio de Janeiro, São Paulo and in the Distrito Federal. It focuses on medical graduate programs. The purchase price was R$ 97,542, being: i) R$ 25,000 paid in cash as advance through April 2019; ii) R$ 27,239 paid in cash on the acquisition date; iii) R$45,303 payable in five annual installments due from February 2020 to February 2024 adjusted by the Interbank Certificates of Deposit ("CDI") rate. This transaction was strategic to the Company and was accounted for under IFRS 3 – Business Combinations. There are no contingent consideration associated with the acquisition of IPEMED.

Transaction costs to date amount to R$ 180 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The acquisition was completed recently and the valuation of property and equipment will be finalized at a later date, and the final allocation of the purchase price is dependent on a number of factors, including the final evaluation of the fair values of tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of- use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the preliminary goodwill recognized is expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination with IPEMED and therefore some of these amounts are preliminary. These amounts may be adjusted as valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief-from-royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. And it is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

From the date of acquisition, IPEMED has contributed R$ 43,244 of net revenue and R$ 10,735 of income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for 2019 would have been R$ 67,594 and income before income taxes for 2019 would have been R$ 6,808.

5.2 Acquisitions in 2018

The fair value of the identifiable assets and liabilities as of the date of each acquisition were:

	Fair value as of the acquisition date in 2018
	IPTAN	IESVAP	CCSI	IESP	FADEP
Assets
Cash and cash and equivalents	5,414	5,075	—	12,394	653
Trade receivables	3,507	1,197	—	4,189	3,554
Inventories	42	—	—	—	32
Recoverable taxes	96	112	—	385	—
Other assets	3,026	514	—	3,205	4,708
Property and equipment	5,621	1,868	490	6,784	3,928
Intangible assets	75,172	82,071	56,737	216,007	79,286
	92,878	90,837	57,227	242,964	92,161
Liabilities
Trade payables	(77)	(126)	—	(747)	(227)
Loans and financing	—	—	—	—	(2,669)
Labor and social obligations	(2,130)	(917)	—	(10,854)	(2,791)
Taxes payable	(901)	(172)	—	(4,192)	(2,703)
Provision for legal proceedings	(278)	—	—	(1,811)	—
Advances from customers	(379)	(1,225)	—	(1,489)	(321)
Other	(4,324)	(796)	—	—	(139)
	(8,089)	(3,236)	—	(19,093)	(8,850)
Total identifiable net assets at fair value	84,789	87,601	57,227	223,871	83,311
Non-controlling interest	—	(17,520)	(22,891)	(44,774)	—
Goodwill arising on acquisition	17,446	27,956	4,664	69,808	49,661
Purchase consideration transferred	102,235	98,037	39,000	248,905	132,972
Cash paid	—	—	9,200	133,800	80,126
Capital contribution	102,235	98,037	—		—
Payable in installments	—	—	29,800	115,105	52,846
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	—	—	(1,103)	(415)	(1,875)
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	5,414	5,075	(30,908)	(121,406)	(79,473)

(a) Acquisition of IPTAN

On April 26, 2018, the Esteves Family, one of Afya Brazil’s shareholders, contributed 100% of its ownership interest in IPTAN to Afya Brazil. IPTAN is a post-secondary education institution located in the city of São João Del Rei, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. This transaction was strategic to Afya Brazil and was accounted for under IFRS 3 – Business Combinations.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Afya Brazil issued 26,523 Class A preferred shares as consideration for the 100% interest in IPTAN and 80% interest in IESVAP. These Class A preferred shares contain a conversion feature that allows for the convertion to common shares on a ratio of 1 to 17.7. The fair value of the consideration given was R$102,235.

The goodwill of R$ 17,446 includes the value of expectd synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intagible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, IPTAN contributed R$27,589 of net revenue and R$7,100 of income before income taxes to the Company. If the combination had taken place at the beginning of 2018, net revenue for 2018 would have been R$40,833 and income before income taxes for 2018 would have been R$12,856.

(b) Acquisition of IESVAP

On April 26, 2018, the Esteves Family, one of Afya Brazil’s shareholders, contributed 80% of its ownership interest in IESVAP to Afya Brazil. IESVAP is a post-secondary education institution located in the city of Parnaíba, in the state of Piauí. It offers on-campus post-secondary undergraduate education courses in medicine, dentistry and law. This transaction was strategic to Afya Brazil and was accounted for under IFRS 3 – Business Combinations.

Afya Brazil issued 26,523 Class A preferred shares as consideration for the 100% interest in IPTAN and 80% interest in IESVAP. These Class A preferred shares contain a conversion feature that allows for the convertion to common shares on a ratio of 1 to 17.7. The fair value of the consideration given was R$98,037.

The Company has elected to measure the non-controlling interest at the proportionate share of the acquiree’s identifiable net assets.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The goodwill of R$27,956 includes the value of expectd synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, IESVAP contributed R$21,789 of net revenue and R$12,433 of income before income taxes to the Company. If the combination had taken place at the beginning of 2018, net revenue for 2018 would have been R$31,308 and income before income taxes for 2018 would have been R$18,734.

(c) Acquisition of CCSI

On May 30, 2018, Afya Brazil acquired control of CCSI, through the acquisition of 60% of CCSI. CCSI is a post-secondary education institution located in the city of Itajubá, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine. This acquisition was strategic to Afya Brazil.

The purchase consideration transferred amounted to R$39,000, comprised by R$9,200 paid in cash on the acquisition date, and R$29,800 through several monthly installments due until May 2019, which is adjusted by the IGP-M rate.

The Company has elected to measure the non-controllings interest at the proportionate share of the acquiree’s identifiable net assets.

The goodwill of R$4,664 includes the value of expectd synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

Transaction costs of R$1,103 were expensed and are included in general and administrative expenses in the consolidated statement of income.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible asset acquired	Valuation technique
License

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

From the date of the acquisition, CCSI contributed R$19,176 of net revenue and R$2,653 of income before income taxes to the Company. CCSI did not have information available prior to the acquisition date to estimate the amounts of net revenue and income before income taxes if the combination had taken place at the beginning of 2018.

(d) Acquisition of IESP

On November 27, 2018, Afya Brazil acquired control of IESP, through the acquisition of 80.0% of IESP. IESP is a post-secondary education institution located in the city of Teresina, in the state of Piauí. It offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs. This acquisition was strategic to Afya Brazil.

The purchase consideration transferred amounted to R$248,905, comprised by a cash consideration and deferred payments as follows: i) R$129,800 paid in cash on acquisition date ; ii) R$4,000 paid in December 2018; iii) R$8,906 paid in February 2019; and R$106,200 payable in three equal installments of R$35,400 due on November 27, 2019, November 27, 2020 and November 27, 2021, adjusted by the CDI rate.

The Company has elected to measure the non-controllings interest at the proportionate share of the acquiree’s identifiable net assets.

Transaction costs of R$415 were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill of R$69,808 includes the value of expectd synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, IESP contributed R$8,856 of net revenue and R$1,990 of income before income taxes to the Company. If the combination had taken place at the beginning of 2018, net revenue for 2018 would have been R$105,437 and income before income taxes for 2018 would have been R$38,892.

(e) Acquisition of FADEP

On December 5, 2018, Afya Brazil acquired control of FADEP, through the acquisition of 100% of RD Administração e Participação Ltda, which has a 89% interest in FADEP and Afya Brazil also acquired 11% interest in FADEP from the selling shareholder. FADEP is a post-secondary education institution located in the city of Pato Branco, in the state of Paraná. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. The acquisition of FADEP represented an opportunity for Afya Brazil to achieve greater scale and to expand its operations to the southern region of Brazil.

The purchase consideration transferred amounted to R$132,972, comprised by R$80,126 paid in cash on the acquisition date; and R$ 52,846 payable in three equal installments of R$ 17,615.5 payable semiannually from the acquisition date and adjusted by the SELIC rate.

Transaction costs of R$ 1,875 were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill of R$ 49,661 includes the value of expectd synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, FADEP contributed R$4,681 of net revenue and R$2,488 of income before income taxes to the Company. If the combination had taken place at the beginning of 2018, net revenue for 2018 would have been R$36,279 and income before income taxes for 2018 would have been R$12,706.

6	Cash and cash equivalents

	2019	2018

Cash and bank deposits	13,092	4,560
Cash equivalents (a)	930,117	57,700
	943,209	62,260

Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions. As of December 31, 2019, the average interest on these CDB are equivalent to 99.22% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2018: 99.28%). These funds are available for immediate use and have insignificant risk of changes in value.

7	Restricted cash

As of December 31, 2019, the restricted cash of R$16,841 (December 31, 2018: R$ 18,810) corresponds to financial investments in investment funds managed by highly rated financial institutions that serve as collateral for the loan agreements and other commitments. In accordance with the contractual terms, the Company is not allowed to withdraw any amounts until a integral payment of the loan (see Note 13.2.1).

As of December 31, 2019, the average interest on these funds are equivalent to 96.96% (December 31, 2018: 98.22%) of the CDI.

	2019	2018
Collateral for loan in Euros with Banco Itaú	14,788	18,810
Other	2,053	—
Total	16,841	18,810
Current assets	14,788	—
Non-current assets	2,053	18,810

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

8	Trade receivables

	2019	2018

Tuition fees	86,798	57,548
Proeducar	1,884	1,882
FIES	17,789	4,576
Others	6,378	7,211
Educational content (a)	37,154	—
	150,003	71,217
(-) Allowance for doubtful accounts	(14,763)	(7,537)
	135,240	63,680
Current	125,439	58,445
Non-current	9,801	5,235

(a) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel Editora and CBB Web, following the corporate reorganization on March 29, 2019.

As of December 31, 2019 and 2018, the aging of trade receivables was as follows:

	2019	2018

Neither past due nor impaired	71,095	18,194
Past due
1 to 30 days	15,042	14,433
31 to 90 days	27,221	18,413
91 to 180 days	20,543	15,394
More than 180 days	16,102	4,783
	150,003	71,217

The changes in the allowance for doubtful accounts for the years ended December 31, 2019, 2018 and 2017, was as follows:

	2019	2018	2017

Balance at the beginning of the year	(7,537)	(3,794)	(1,100)
Additions	(15,040)	(7,714)	(2,914)
Write-offs	7,814	3,971	220
Balance at the end of the year	(14,763)	(7,537)	(3,794)

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

9	Related parties

The table below summarizes the balances and transactions with related parties:

	2019	2018
Assets
Trade receivables (a)	557	-
Credits with shareholders (b)	-	1,598
	557	1,598
Current	557	-
Non-current	-	1,598

Other income	2019	2018	2017
IESVAP (c)	-	252	543
IPTAN (c)	-	882	2,097
UEPC (a)	557	-	-
	557	1,134	2,640
Lease
RVL Esteves Gestão Imobiliária S.A.	10,417	9,655	9,264
UNIVAÇO Patrimonial Ltda.	2,816	2,625	2,549
IESVAP Patrimonial Ltda.	2,609	1,274	-
	15,842	13,554	11,813

(a)	Refers to sales of educational content from Medcel to UEPC recorded in trade receivables

(b)	Amounts to be reimbursed by the shareholders to Afya Brazil, mainly related to payments of legal cost and advisory services. Theses amounts have been paid in 2019.

(c)	Refers to share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP for the periods prior to their acquisition on April 26, 2018 recorded in the consolidated statements of income.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agrements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A., or ITPAC, and Itpac Porto Nacional – Instituto Tocantinense Presidente Antonio Carlos Porto S.A., or ITPAC Porto Nacional, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease campuses to ITPAC and ITPAC Porto Nacional in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years, and are renewable for an additional 20 years subject to the provisions of each lease agreement.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. On February 9, 2019 the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 5 years, and may be renewable for an additional 5 years subject to the provisions of the lease agreement.

On September 6, 2018, RVL entered into a lease agreement with ITPAC, a subsidiary of Afya Brazil, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus currently under construction by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester, which will start to become due once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, starting on the date the new ITPAC campus becomes operational, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, currently under construction by RVL in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) after June 2020 and until March 2024, 6.5% of the monthly net revenue of IPTAN assessed during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years counted from the conclusion of the construction works, and may be renewable for an additional 20 years subject to the provisions of the lease agreement.

The lease payments in connection with the leases agreements with RVL totaled R$10,417 in the year ended December 31, 2019. In the years ended December 31, 2018 and 2017, the lease expenses in connection with the leases agreements with RVL totaled R$9,655 and R$9,264, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement.The lease payments in connection with this lease agreement totaled R$2,816 in the year ended December 31, 2019. In the years ended December 31, 2018 and 2017, the lease expenses in connection with this lease agreement totaled R$2,625 and R$2,549, respectively.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during the prior fiscal year. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$2,609 in the year ended December 31, 2019. In the year ended December 31, 2018, the lease expenses in connection with this lease agreement totaled R$1,274.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2019	2018	2017

Short-term employee benefits	4,947	2,681	2,103
Share-based compensation plans	13,893	2,161	-
	18,840	4,842	2,103

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 16 (b).

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

10	Investment in associate

In connection with the corporate reorganization, described in Note 1 regarding the merger with BR Health, the Company acquired a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

December 31, 2019

Current assets	26,762
Non-current assets	77,031
Current liabilities	(29,328)
Non-current liabilities	(66,294)
Equity	8,171
Company’s share in equity – 30%	2,451
Goodwill	43,183
Carrying amount of the investment	45,634

Net revenue	85,816
Cost of services	(39,459)
General and administrative expenses	(29,476)
Finance result	(4,121)
Income before income taxes	12,760
Income taxes expenses	(2,275)
Net income for the period (March 29 to December 31, 2019)	10,485
Company’s share of profit from March 29 to June 18, 2019 (15%)	780
Company’s share of profit from June 19 to December 31, 2019 (30%)	1,582
Company’s share of profit for the period (March 29 to December 31, 2019)	2,362

December 31, 2019
Opening balance	—
Acquisition of minority interest (15%) in March 2019	24,458
Acquisition of additional minority interest (15%) in June 2019	24,457
Dividends receivable (included in Other assets)	(5,643)
Share of profit from March 29 to December 31, 2019	2,362
Closing balance	45,634

The Company tests at least annually the recoverability of the carrying amount of goodwill and there was no impairment for this goodwill.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

11	Property and equipment

Cost	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total
As of January 1, 2017	13,384	—	111	6,267	4,643	8,737	—	745	1,187	35,074
Additions	6,767	—	9	2,090	1,857	1,279	—	6,356	—	18,358
Disposals	(16)	—	—	—	(6)	—	—	(7)	—	(29)
As of December 31, 2017	20,135	—	120	8,357	6,494	10,016	—	7,094	1,187	53,403
Additions	3,226	2,770	—	1,023	1,728	949	—	1,940	7,918	19,554
Transfers	—	—	—	—	—	—	—	2,271	(2,271)	—
Business combinations	7,142	—	62	2,517	2,021	1,873	597	577	3,902	18,691
As of December 31, 2018	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	9,838	4,235	422	6,976	4,241	1,205	34	4,488	25,525	56,964
Disposals	—	—	—	—	(525)	—	—	—	—	(525)
Business combinations	3,988	—	103	2,565	2,035	4,096	418	14,541	470	28,216
As of December 31, 2019	44,329	7,005	707	21,438	15,994	18,139	1,049	30,911	36,731	176,303

Depreciation
As of January 1, 2017	(6,464)	—	(14)	(2,884)	(2,994)	(5,258)	—	(3)	—	(17,617)
Depreciation	(1,352)	—	(35)	(565)	(482)	(754)	—	(136)	—	(3,324)
Disposals	6	—	—	—	4	—	—	3	—	13
As of December 31, 2017	(7,810)	—	(49)	(3,449)	(3,472)	(6,012)	—	(136)	—	(20,928)
Depreciation	(1,886)	—	(10)	(812)	(1,017)	(1,003)	(27)	(202)	—	(4,957)
As of December 31, 2018	(9,696)	—	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	—	(25,885)
Depreciation	(4,097)	—	—	(1,629)	(2,495)	(1,648)	(359)	(1,317)	—	(11,545)
Disposals	—	—	—	—	447	—	—	—	—	447
As of December 31, 2019	(13,793)	—	(59)	(5,890)	(6,537)	(8,663)	(386)	(1,655)	—	(36,983)

Net book value
As of December 31, 2019	30,536	7,005	648	15,548	9,457	9,476	663	29,256	36,731	139,320
As of December 31, 2018	20,807	2,770	123	7,636	5,754	5,823	570	11,544	10,736	65,763

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2019, 2018 and 2017.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

12	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Educational platform and software in progress	Total

Cost
As of January 1, 2017	—	—	—	—	2,345	—	—	2,345
Additions	—	—	—	—	4,288	—	—	4,288
As of December 31, 2017	—	—	—	—	6,633	—	—	6,633
Additions	—	—	—	—	1,301	—	1,752	3,053
Business combinations	169,535	445,616	—	63,303	354	—	—	678,808
As of December 31, 2018	169,535	445,616	—	63,303	8,288	—	1,752	688,494
Additions (i) (ii)	4,030	108,000	—	—	1,101	—	9,644	122,775
Business combinations	285,844	150,156	32,111	62,110	—	17,305	2,845	550,371
As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	14,241	1,361,640

Amortization
As of January 1, 2017	—	—	—	—	(1,205)	—	—	(1,205)
Amortization	—	—	—	—	(699)	—	—	(699)
As of December 31, 2017	—	—	—	—	(1,904)	—	—	(1,904)
Amortization	—	—	—	(2,945)	(1,176)	—	—	(4,121)
As of December 31, 2018	—	—	—	(2,945)	(3,080)	—	—	(6,025)
Amortization	—	—	(1,150)	(34,927)	(1,456)	(4,876)	(868)	(43,277)
As of December 31, 2019	—	—	(1,150)	(37,872)	(4,536)	(4,876)	(868)	(49,302)

Net book value
As of December 31, 2019	459,409	703,772	30,961	87,541	4,853	12,429	13,373	1,312,338
As of December 31, 2018	169,535	445,616	—	60,358	5,208	—	1,752	682,469

(i) The amount of R$4,030 added to goodwill relates to adjustments during the measurement period of the business combination of IESP in respect to amounts to be included as part of the purchase price allocation at acquisition date mainly related to impairment of receivables.

(ii) On August 13, 2019, Afya Brazil entered into a purchase agreement with the shareholders of IPEC for the acquisition of 100% of IPEC. IPEC was a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine in the State of Pará, that commenced its operation in September 2019. Prior to the acquisition date, IPEC has no significant assets and liabilities. The purchase price of R$ 108,000 is comprised of: i) R$ 54,000 paid in cash on the acquisition date; ii) R$ 54,000 is payable in two equal instalments of R$ 27,000 payable annually from August 13, 2020 to August 13, 2021, and adjusted by the CDI rate.

Licenses with indefinite useful life include intangible assets acquired through business combinations. The licenses for medicine and other courses granted by the Ministry of Education (“MEC”) to the companies acquired have no expiration date and the Company has determined that these assets have indefinite useful lives.

For impairment testing goodwill and licenses with indefinite useful lives acquired through business combinations are allocated to CGUs.

The Company performed its annual impairment test on December 31, 2019 and 2018.

The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

There was no impairment for goodwill and licenses with indefinite useful lives as of December 31, 2019 and 2018.

As a result of the recent acquisitions during 2019 and 2018, the carrying amounts of certain CGUs, which includes the carrying amounts of goodwill and licenses with indefinite useful lives, are approximate to their value in use.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their value in use and the discount rates used for the impairment assessment as of December 31, 2019 and 2018 was:

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

	Carrying amount
CGU	Goodwill		Licenses with indefinite useful life		CGU

	2019	2018	2019	2018	2019	2018
IPTAN	17,446	17,446	57,214	57,214	110,224	100,679
IESVAP	27,956	27,956	81,366	81,366	119,129	114,974
CCSI	4,664	4,664	56,737	56,737	68,354	68,691
IESP	73,838	69,808	179,693	179,693	251,364	270,895
FADEP	49,661	49,661	70,606	70,606	133,996	132,865
Medcel and CBBW*	139,294	—	—	—	213,881	—
FASA	58,903	—	150,156	—	227,271	—
IPEMED	87,647	—	—	—	106,924	—
IPEC	—	—	108,000	—	106,964	—

*Refers to Guardaya which owned 100% of Medcel and CBBW that are considered a single CGU.

The main assumptions used by the Company to determine the value in use of the CGUs were:

Student enrollment – refer to the number of students that are currently enrolled in each CGU.

Tuition fees – is the monthly fee charged to students.

Occupancy rate – the occupancy rate of the medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period.

Regulatory capacity – the regulatory capacity is defined by the number of medical schools seats available per year awarded by MEC, multiplied by the number of years of operations since the seats were awarded.

Faculty – refer to the cost with faculty in the CGU, which means the amount paid to teachers and doctors.

Discount rates: discount rates represent the current market assessment of the risks specific to the CGU being tested. The pre-tax discount rate applied to cash flow projections is 12.60% in 2019 and a range between 17.82% to 23.60% in 2018.

Significant estimate: impact of possible changes in key assumptions

An increase of 1,000 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU for the year ended December 31, 2019 (13.6% instead of 12.6%), would have not resulted in the recognition of an impairment of goodwill. The Company also performed sensitivity analisys for other kay assumptios like net revenues, inflation and cost of services. A decrease of 2,000 basis points on estimated net revenues, an increase of 2,000 basis points on estimated costs of services or as increase or decrease of 10,000 basis points on estimated inflation would have not resulted in the recognition of an impairment of goodwill.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets are as follows:

Customer relationships – medicine	6 years
Customer relationships – other courses	4.5 years
Software license	5 years
Education content	3 years
Trademark	19 - 20 years

For the years ended December 31, 2019 and 2018, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

13	Financial assets and financial liabilities

13.1 Financial assets

Financial assets	2019	2018
At amortized cost
Cash and cash equivalents	943,209	62,260
Restricted cash	16,841	18,810
Trade receivables	135,240	63,680
Related parties	—	1,598
Total	1,095,290	146,348
Current	1,083,436	120,705
Non-current	11,854	25,643

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	—	1,219
Total	—	1,219
Current	—	556
Non-current	—	663

Debt instruments at amortized cost include trade receivables and receivables from related parties. Financial assets at amortized cost also include cash and cash equivalents and restricted cash.

Derivatives not designated as hedging instruments reflect the positive change in fair value of cross-currency interest rate swaps that are not designated in hedge relationships, but are intended to mitigate the foreign currency risk for the loan denominated in Euros.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

13.2 Financial liabilities

Financial liabilities	2019	2018
At amortized cost
Trade payables	17,628	8,104
Loans and financing	60,357	77,829
Lease liabilities	284,515	—
Accounts payable to selling shareholders	300,237	177,730
Advances from customers	36,860	13,737
Total	699,597	277,400
Current	262,671	137,509
Non-current	436,926	139,891
Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	757	—
Total	757	—
Current	757	—
Non-current	—	—

13.2.1 Loans and financing

Financial institution	Currency	Interest rate	Maturity	2019	2018

Itaú Unibanco S.A.	Euro	1.01% p.y.	2020	52,959	77,829
Itaú Unibanco S.A.	Brazilian real	1.22% a 1.26% p.m.	2020	648	—
FINEP	Brazilian real	TJLP p.y.	2027	6,750	—
				60,357	77,829
Current				53,607	26,800
Non-current				6,750	51,029

On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), 2019 and maturity in 2027. The first tranche of R$ 6,734 was drawdown in October, 2019 in order to develop the Medical web series. There is no financial covenant related to this agreement. The loan is guaranteed by bank warranty in the amount of R$ 6,734.

On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$74,980 (equivalent to €17,500 thousand). The loan accrues interest at 1.01% per year and is repayable in three equal installments on November 18, 2019, May 18, 2020 and November 12, 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: 2.2x during 2018 and 2019 and 1.8x in 2020. The Company is in compliance with the financial ratio at December 31, 2019. The loan is guaranteed by financial investments in the amount of R$ 14,788 as of December 31, 2019 (R$18,810 as of December 31, 2018), as disclosed in Note 7.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On November 21, 2018, Afya Brazil entered into cross-currency interest rate swaps in order to mitigate the foreign exchange exposure related to a loan denominated in Euros. The swap agreements are comprised of derivative assets to swap the foreign exchange exposure (Euros to Brazilian real) and derivative liabilities for the interest rate swap (1.01% p.y. to 128% of CDI). The swap agreements have three maturities on November 18, 2019, May 18, 2020 and November 12, 2020. The table below summarizes the notional and fair value amounts of the swap agreements as of December 31, 2019 and 2018.

		Fair value
Cross-currency interest rate swap agreements	Principal amount (notional)	2019	2018

Asset position: Euros + 1.01% p.y.	49,165	53,045	78,813
Liability position: 128% of CDI	(49,165)	(53,802)	(77,594)
Net position – assets (liabilities)	—	(757)	1,219
Current assets (liabilities)	—	(757)	556
Noncurrent assets (liabilities)	—	—	663

13.2.2 Leases

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. The Company has lease contracts for properties. The maturity of the lease contracts generally have lease terms between 5 and 30 years. There are no sublease and variable payments in-substance lease agreements in the period.

Set out below are the carrying amounts of right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As at January 1, 2019	212,360	212,360
Additions	19,100	19,100
Business combinations	61,145	61,365
Depreciation expense	(18,330)	—
Interest expense	—	31,469
Payments of lease liabilities	—	(39,779)
As at December 31, 2019	274,275	284,515
Current	—	22,693
Non-current	274,275	261,822

The Company recognized lease expense from short-term leases and low-value assets of R$ 4,494 for the year ended December 31, 2019.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.3 Accounts payable to selling shareholders

	2019	2018
-
Acquisition of CCSI (a)	—	8,990
Acquisition of IESP (b)	75,450	115,656
Acquisition of FADEP (c)	18,745	53,084
Acquisition of FASA (d)	105,306	—
Acquisition of IPEMED (e)	45,646	—
Acquisition of IPEC (f)	55,090	—
	300,237	177,730
Current	131,883	88,868
Non-current	168,354	88,862

	2019	2018

Opening balance	177,730	—
Cash flows	(92,688)	—
Acquisition of IPEC	54,000	—
Interest	17,977	1,687
Business combinations	144,538	176,043
Compensation of legal proceedings disbursement	(1,320)	—
Closing balance	300,237	177,730

(a)	On May 30, 2018, Afya Brazil acquired 60% of CCSI and the amount payable is adjusted by the IGP-M inflation rate and was settled in December 2019.

(b)	On November 27, 2018, Afya Brazil acquired 80% of IESP and the amounts of (i) R$8,906 is payable in February 2019, and (ii) R$106,200 is payable in three equal installments of R$35,400 , each adjusted by the CDI rate through the payment date. The first installment was paid in November 2019 and the remaining two installments are due by the end of the second and third year from the transaction closing date.

(c)	On December 5, 2018, Afya Brazil acquired 100% of FADEP and the amount of R$52,846 is payable in three equal installments of R$17,615, each adjusted by the SELIC rate through the payment date and due semiannually from the transaction closing date. The first installment was paid in June 2019, the second installment was paid in December 2019, and the last installment is due in June 2020.

(d)	On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 is payable in April 2020; R$ 29,770 is payable in April 2021; and R$ 29,770 is payable in April 2022, adjusted by the IPCA rate + 4.1% per year.

(e)	On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(f)	On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

13.3 Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2019		2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	16,841	16,841	18,810	18,810
Trade receivables (non-current)	9,801	9,801	5,235	5,235
Derivatives	—	—	1,219	1,219
Total	26,642	26,642	25,264	25,264

Financial liabilities
Loans and financing	60,357	60,443	77,829	78,813
Lease liabilities	284,515	284,515	—	—
Accounts payable to selling shareholders	300,237	300,237	177,730	177,730
Derivatives	757	757	—	—
Total	645,866	645,952	255,559	256,543

The Company assessed that the fair values of cash and cash equivalents, restricted cash, trade receivables, other assets, trade payables, advances from customers and other liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Derivatives not designated as hedging instruments are recorded at fair value.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at December 31, 2019 was assessed to be insignificant.

13.4.Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and financing, accounts payable to selling shareholders, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, cash and cash equivalents and financial investments classified as restricted cash that derive directly from its operations. The Company has also entered into derivative transactions to protect its exposure to foreign currency risk.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

13.4.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at December 31, 2019.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents and financial investments classified as restricted cash with floating interest rates and accounts payable to selling shareholders.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in the current interest rates on cash equivalents, restricted cash, loans and financing and derivatives and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

				Increase / decrease in basis points
	Balance as of 12/31/2019	Index – % per year	Base rate	+75	-75	+150	-150

Cash equivalents	930,117	99.22% CDI	41,529	6,976	(6,976)	13,952	(13,952)
Restricted cash	16,841	96.96% CDI	735	126	(126)	253	(253)
Swap – Liability Position	(49,165)	128% CDI	2,832	(369)	369	(737)	737
Accounts payable to selling shareholders	(75,450)	CDI	3,395	(566)	566	(1,132)	1,132
Accounts payable to selling shareholders	(45,646)	CDI	2,113	(352)	352	(704)	704
Accounts payable to selling shareholders	(55,090)	CDI	2,479	(413)	413	(826)	826
Loans and financing	(6,750)	TJLP p.y.	388	(51)	51	(101)	101
Accounts payable to selling shareholders	(18,745)	SELIC	844	(141)	141	(281)	281
Accounts payable to selling shareholders	(105,306)	IPCA+4.1%	8,856	(790)	790	(1,580)	1,580

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to the loan denominated in Euros in the amount of R$52,959 as of December 31, 2019 (December 31, 2018: R$77,829) and cash and cash equivalents denominated in U.S. dollars in the amount of R$2,529 as of December 31, 2019.

The Company manages its foreign currency risk by entering in cross-currency interest rate swap agreement to mitigate its exposure to the loan denominated in Euros with the same notional amount and loan’s maturities.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the Euro exchange rate (R$4.439 to Euro 1.00) as of December 31, 2019, with all other variables held constant.

	Exposure	+10%	-10%
As of December 31, 2019
Cash and cash equivalents	2,529	253	(253)
Loans and financing	(52,959)	(5,296)	5,296
	(50,430)	(5,043)	5,043

The cross-currency interest rate swaps mitigates the effects of foreign exchange rates on the loan denominated in Euros.

13.4.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Oustanding customer receivables are regularly monitored. See Note 8 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2019 and 2018 is the carrying amounts of its financial assets.

13.4.3 Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	17,628	—	—	—	17,628
Loans and financing	54,507	3,537	2,517	1,926	62,487
Lease liabilities	44,139	81,326	76,013	502,831	704,309
Accounts payable to selling shareholders	137,608	182,535	12,072	—	332,215
Advances from customers	36,860	—	—	—	36,860
Derivatives	757	—	—	—	757
	291,499	267,398	90,602	504,757	1,154,256

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

13.5 Changes In liabilities arising from financing activities

	January 1, 2019	Payments	Addition	Interest	Foreign exchange movement	Business combination	Other	December 31, 2019
Loans and financing	77,829	(75,093)	7,383	6,025	1,126	43,087	—	60,357
Lease liabilities	212,360	(39,779)	19,100	31,469	—	61,365	—	284,515
Dividends payable	4,107	(51,812)	51,812	—	—	—	(4,107)	—
Total	294,296	(166,684)	78,295	37,494	1,126	104,452	(4,107)	344,872

	January 1, 2018	Payments	Addition	Interest	Foreign exchange movement	Business combination	Other	December 31, 2018
Loans and financing	3,823	(6,492)	74,980	2,821	2,697	—	—	77,829
Related parties	106	(106)	—	—	—	—	—	—
Dividends payable	14,888	(5,845)	—	—	—	—	(4,936)	4,107
Total	18,817	(12,443)	74,980	2,821	2,697	—	(4,936)	81,936

	January 1, 2017	Payments	Addition	Interest	Foreign exchange movement	Business combination	Other	December 31, 2017
Loans and financing	4,944	(1,135)	—	—	—	—	14	3,823
Related parties	590	(484)	—	—	—	—	—	106
Dividends payable	4,107	(2,506)	—	—	—	—	13,290	14,888
Total	9,641	(4,125)	—	—	—	—	13,304	18,817

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

14	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2019 and 2018.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2019
Liabilities measured at fair value:
Derivative financial liabilities
Cross-currency interest rate swaps	(757)	—	(757)	—
Assets for which fair values are disclosed
Trade receivable (non-current)	9,801	—	9,801	—
Restricted Cash	16,841	—	16,841	—
Liabilities for which fair values are disclosed
Loans and financing	(60,443)	—	(60,443)	—
Lease liabilities	(284,515)	—	(284,515)	—
Accounts payable to selling shareholders	(300,237)	—	(300,237)	—

December 31, 2018
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	1,219	—	1,219	—
Assets for which fair values are disclosed
Trade Receivables (non-current)	5,235	—	5,235	—
Restricted cash	18,810	—	18,810	—
Liabilities for which fair values are disclosed
Loans and financing	(78,813)	—	(78,813)	—
Accounts payable to selling shareholders	(177,730)	—	(177,730)	—

There were no transfers between Level 1 and Level 2 during 2019 and 2018.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

15	Capital management

For the purposes of the Company’s capital management, capital considers total equity, The primary objective of the Company’s capital management is to maximise the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing less cash and cash equivalents and restricted cash.

	2019	2018

Loans and financing	60,357	77,829
Lease liabilities	284,515	—
Accounts payable to selling shareholders	300,237	177,730
Less: cash and cash equivalents	(943,209)	(62,260)
Less: restricted cash	(16,841)	(18,810)
Net debt	(314,941)	174,489
Total equity	2,113,726	590,354
Total equity and net debt	1,798,785	764,843

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and 2018.

16	Labor and social obligations

a)	Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$ 6,871, R$ 1,945 and R$1,900 for the years ended December 31, 2019, 2018 and 2017, respectively.

b)	Share-based compensation plans

b.1) Share-based compensation plans exercised in 2019

The fair value of the stock options was estimated at the grant date using the Monte Carlo pricing model for Afya Brazil and Black & Scholes pricing model for the Guardaya’s plan, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted was monetarily adjusted by the CDI rate. The Company accounted for the stock options plan as an equity-settled plan.

The stock options granted in June 2018 had the following vesting periods after the grant date: 10% after 90 days, 15% after 12 months, 25% after 24 months, 25% after 36 months and 25% after 48 months.

The stock options granted in February 2019 had the following vesting periods after the grant date: 10% after 90 days, 15% after 15 months, 25% after 27 months, 25% after 39 months and 25% after 51 months.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Guardaya’s stock options had the following vesting periods: 10% after 1 year, 15% after 2 years, 25% after 3 years and 50% after 4 years.

The stock options vest immediately at the following liquidity events: (i) an IPO, (ii) changes in the Company’s control group; and (iii) sale of Crescera’s interest on Afya Brazil. On July 18, 2019, Afya Limited completed its IPO and the stock options became vested.

The following table list the inputs to the model used to determine the fair value of the stock options:

	05/15/2018	02/07/2019	03/29/2019*

Weighted average fair value at the measurement date	R$ 366.16	R$ 529.12	R$ 684.22
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	49.5%	45.5%	43.7%
Risk-free interest rate (%)	7.7%	7.6%	7.2%
Expected life of stock options (years)	4.0	4.0	4.0
Weighted average share price	R$254.13	R$ 368.41	R$ 213.35
Model used	Monte Carlo	Monte Carlo	Black & Scholes

*After the corporate reorganization described in Note 1, the options originally granted under the Guardaya’s plan granted on August 10, 2018 were remeasured at fair value and included in Afya Brazil’s plan with no changes to the previous terms and conditions other than the shares subject to such options granted and, consequently, the number of stock and exercise price of the shares as per the share exchange ratio applied on the corporate reorganization.

The stock options became vested immediately as a result of the IPO mentioned in Note 1 and was fully exercised on July 31,2019 at Afya Limited.The share-based compensation expense recognized in general and administrative expenses in the statement of income for the year ended December 31, 2019 related to these stock option plans was R$ 7,074 (R$ 2,161 for the year ended December 31, 2018).

In September, 2019, as a result of the IPO mentioned in Note 1, the Company had a capital increase through the issuance of 1,842,428 Class A common shares in the amount of R$ 17,627 related to the exercise of the stock options.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table illustrates the number and movements in stock options during the periods:

	Number of stock options (i) – 2019	Number of stock options (i) – 2018
Outstanding at January 1	1,291,248	—
Granted	293,860	1,434,720
Forfeited	—	—
Addition of Guardaya’s plan	257,320	—
Exercised	(1,842,428)	(143,472)
Expired	—	—
Outstanding at December 31	—	1,291,248

(i)	The number of common shares outstanding from Afya Brazil was retrospectively adjusted in the proportion of 1:28 due to the contribution of the shareholders of Afya Brazil into Afya in a one-to-28 exchange for the shares of Afya Brazil contributed to Afya, which did not result in changes on the arrangements of the plans.

b.2) Afya Limited share-based compensation plan

The stock options approved on August 30, 2019 as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. On September 2, 2019 and September 25, 2019, the Company granted 2,306,213 and 58,000 stock options, respectively. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted is monetarily adjusted by the CDI rate. The Company accounts for the stock options plan as an equity-settled plan.

The stock options will vest in five installments of 20% per year, starting on May 1 of the year following the date of execution of the option agreement with each beneficiary.

The share-based compensation expense recognized in general and administrative expenses in the statement of income for the year ended December 31, 2019 was R$ 11,040.

The following table illustrates the number and movements in stock options during the period:

Number of stock options
Outstanding at January 1, 2019	-
Granted	2,364,213
Forfeited	-
Exercised	-
Expired	-
Outstanding at December 31, 2019	2,364,213

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table list the inputs to the model used to determine the fair value of the stock options:

September 2019
Strike price at the measurement date	US $ 19.00
Dividend yield (%)	0.0%
Expected volatility (%)	38.9%
Risk-free interest rate (%)	1.4%
Expected life of stock options (years)	5.0
Share price at the measurement date	US $ 21.90
Model used	Binomial
Weighted average fair value at the measurement date	US$ 6.55

17	Equity

a. Share capital

As of December 31, 2019, the Company's share capital was R$ 17, comprised by 89,744,275 shares (31,814,690 class A common shares and 57,929,585 class B common shares).

For further information about the corporate reorganization, see Note 1.

b. Afya Brazil

As of December 31, 2018, Afya Brazil’s share capital was R$ 315,000 (R$ 66,485 as of December 31, 2017) represented by 1,443,541 shares, comprised of 1,411,895 common shares, 26,523 Class A preferred shares and 5,123 Class B preferred shares (1,149,603 common shares as of December 31, 2017).

Common shares were the only class of shares with voting rights.

Class A preferred shares had the following characteristics: (i) do not grant voting rights at the shareholders meetings; (ii) the right to receive an amount, as dividend, per share equal to 17.7 times the amount received per common share; and (iii) were convertible into common shares at the ratio of 1 preferred share for 17.7 common shares in the situations described in the Shareholders Agreement.

Class B preferred shares had no voting rights and had priority in capital reimbursement in case of liquidation of the Company, with no premium. Class B preferred shares were convertible into common shares at the ratio of 1 Class B preferred share for 1 common share, in certain situations.

Prior to the completion of Afya’s IPO in July 2019, Afya Brazil was the predecessor of Afya. As such, the consolidated financial statements reflects the operating results of Afya Brazil prior to the reorganization, including the following equity transactions.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On April 26, 2018, the shareholders approved a capital increases of (i) R$55,000 through the issuance of 124,994 common shares; and (ii) R$ 11,670 through the issuance of 26,523 Class A preferred shares.

On August 31, 2018, the Board of Directors approved a capital increase of R$1,304 through the issuance of 5,123 Class B preferred shares.

On December 4, 2018, the shareholders approved a capital increase of R$99,999 through the issuance of 137,298 common shares.

On December 31, 2018, the shareholders approved a capital increase of R$ 80,541 with earnings reserves and retained earnings without an issuance of new shares.

On March 8, 2019, the shareholders of Afya Brazil approved amongst other matters: (i) a renounce of dividends for the year ended December 31, 2016 of R$4,107; (ii) an increase of capital through the issuance of 37,200 common shares, in the amount of R$ 0.01, subscribed entirely by the shareholders BR Health and certain members of the Esteves Family.

On March 12, 2019, the shareholders of Afya Brazil approved amongst other matters: (i) the change in its legal name to Afya Participações S.A.; (ii) a capital increase through the issuance of 156,337 common shares, in the amount of R$ 150,000, subscribed entirely by BR Health; and (iii) the propose to repurchase 160,000 common shares issued by the Company, at the acquisition price of R$ 206.25 per share, in the total amount of R$33,001, all held by the shareholder Nicolau Carvalho Esteves. The Company's common shares object of the repurchase approved were immediately canceled by the Company, without reduction of its share capital.

On March 29, 2019, Afya Brazil issued 378,696 common shares to the shareholders of BR Health and Guardaya, and had a capital increase of R$ 122,062 and an additional paid-in capital of R$ 137,051.

In June 2019, Afya Brazil’s shareholders approved an increase of capital through the issuance of 157,202 common shares in exchange of the acquisitions of FASA, IESP and Univaço minority interests, in the total amount of R$ 24,310.

On June 18, 2019, the shareholders of Afya Brazil approved an increase of capital through the issuance of 27,211 common shares in exchange of the acquisition of an addition 15% interest at UEPC, in the total amount of R$ 24,458, subscribed entirely by the shareholder Bozano Educacional II Fundo de Investimento em Participações Multiestratégia.

In addition to the capital increase related to the acquisition of the non-controlling interests of FASA, IESP and Univaço and the interest in UEPC, the Company had an additional paid-in capital of R$ 36,358.

c. Dividends (Afya Brazil)

On March 8, 2019, the shareholders of Afya Brazil approved the cancellation of dividends for the year ended December 31, 2016 of R$4,107.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$ 38,000 to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on the Afya Brazil’s net income for the five months ended May 31, 2019 and were paid on September 26, 2019. Afya and its public shareholders were not entitled to receive such dividends.

18	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common and preferred shares outstanding during the year.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	2019	2018	*	2017	*
Numerator
Net income attributable to equity holders of the parent	153,916	86,353		45,393
Denominator
Weighted average number of outstanding shares	75,969,797	46,936,064		32,188,884
Effects of dilution from stock options	221,846	840,700		—
Weighted average number of outstanding shares adjusted for the effect of dilution	76,191,643	47,776,764		32,188,884

Basic earnings per share (R$)	2.03	1.84		1.41
Diluted earnings per share (R$)	2.02	1.81		1.41

* Considers the effects from the contribution of the shareholders of Afya Brazil into Afya in a one-to-28 exchange for the shares of Afya Brazil contributed to Afya.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

19	Revenue

The Company’s net revenue is as follows:

	2019	2018	2017

Tuition fees	856,561	385,784	246,601
Other	43,116	4,414	2,204
Deductions
Granted discounts	(43,767)	(11,104)	(4,461)
Early payment discounts	(8,523)	(3,189)	(2,840)
Returns	(7,462)	(1,801)	(1,117)
Taxes	(28,157)	(24,239)	(14,593)
PROUNI	(61,138)	(15,930)	(9,786)
Net revenue from contracts with customers	750,630	333,935	216,008
Timing of revenue recognition of net revenue from contracts with customers
Tuition fees - Transferred over time	713,827	331,045	214,095
Other - Transferred at a point in time	36,803	2,890	1,913

The Company’s revenues from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of undergraduation degrees under the PROUNI program.

The following table presents statements of income for the Company’s operating segments for the year ended December 31, 2019:

Revenue by Segment

Segments	Business Unit 1	Business Unit 2	Elimination (inter-segment transactions)	Total

Types of services or goods	653,760	100,750	(3,880)	750,630
Tuition fees	648,957	60,195	-	709,152
Other	4,803	40,555	(3,880)	41,478
Timing of revenue recognition	653,760	100,750	(3,880)	750,630
Transferred over time	648,957	64,870	-	713,827
Transferred at a point in time	4,803	35,880	(3,880)	36,803

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

20	Expenses and cost by nature

	2019	2018	2017

Cost of services	(308,853)	(168,052)	(124,065)
General and administrative expenses	(239,120)	(70,034)	(45,355)
Total	(547,973)	(238,086)	(169,420)

Payroll	(324,252)	(156,623)	(110,281)
Hospital and medical agreements	(16,429)	(10,209)	(9,249)
Depreciation and amortization	(73,152)	(9,078)	(4,023)
Rent	(4,494)	(20,302)	(15,748)
Commercial expenses	(1,363)	(362)	(236)
Utilities	(6,628)	(2,701)	(2,205)
Maintenance	(8,658)	(2,373)	(2,943)
Share-based compensation	(18,114)	(2,161)	—
Tax expenses	(2,696)	(828)	(738)
Pedagogical services	(6,271)	(4,212)	(3,714)
Sales and marketing	(11,603)	(3,532)	(2,154)
Allowance for doubtful accounts	(15,040)	(7,714)	(2,914)
Travel expenses	(7,054)	(1,816)	(1,731)
Consulting fees	(13,060)	(7,245)	(3,591)
Other	(39,159)	(8,930)	(9,893)
Total	(547,973)	(238,086)	(169,420)

21	Finance result

	2019	2018	2017

Income from financial investments	25,965	4,680	2,017
Changes in fair value of derivative instruments	—	1,219	—
Interest received	9,680	4,364	3,174
Foreign exchange differences	13,321	—	—
Other	2,723	165	31
Finance income	51,689	10,428	5,222

Change in fair value of derivative instruments	(1,780)	—
Interest expense	(24,002)	(2,404)	(1,042)
Interest expense on lease liabilities	(31,469)	—	—
Financial discounts granted	(923)	(1,063)	(1,210)
Bank fees	(2,876)	(1,219)	(1,015)
Foreign exchange differences	—	(2,697)	—
IOF taxes (taxes on financial transactions)	(6,801)	(355)	—
Other	(4,514)	(416)	(319)
Finance expenses	(72,365)	(8,154)	(3,586)

Finance result	(20,676)	2,274	1,636

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

22	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017

Income before income taxes	186,937	98,722	50,979
Combined statutory income taxes rate - %	34%	34%	34%
Income taxes at statutory rates	(63,559)	(33,565)	(17,333)
Reconciliation adjustments:
Tax effect on income from entities not subject to taxation	(1,265)	—	—
PROUNI - Fiscal Incentive (a)	73,397	30,564	15,905
Unrecognised deferred tax assets	(19,342)	—	—
Presumed profit income tax regime effect (b)	351	—	—
Other	(3,757)	(987)	(1,072)
Income taxes expense – current	(14,175)	(3,988)	(2,500)
Effective rate	7.58%	4.04%	4.90%

(a)	The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of December 31, 2019, the Company had unrecognized deferred income tax assets on temporary differences in the amount of R$ 96,627 (tax-basis) (R$ 29,406 (tax-basis) as of December 31, 2018) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

23	Insurance contracts and contingencies

a)	Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b)	Legal proceedings and contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Total

Balance as of January 1, 2017	890	1,421	2,311
Additions	—	2	2
Reversals	(593)	—	(593)
Balances as of December 31, 2017	297	1,423	1,720
Business combinations	2,089	—	2,089
Additions	13	—	13
Reversals	(166)	(191)	(357)
Balances as of December 31, 2018	2,233	1,232	3,465
Business combinations	3,301	1,071	4,372
Additions	737	1,508	2,245
Reversals	(3,770)	(1,043)	(4,813)
Balances as of December 31, 2019	2,501	2,768	5,269

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2019	2018

Labor	3,570	572
Civil	39,135	26,816
Taxes and social security	7,583	391
Total	50,288	27,779

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 804 as of December 31, 2019 (R$ 327 as of December 31, 2018).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 6,690 is presented in non-current other assets.

24	Non-cash transactions

During 2019, 2018 and 2017, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were (i) business combinations of Guardaya, IPTAN and IESVAP, which are described in Note 5 – Business Combinations; (ii) purchase consideration payable in installments in connection with the acquisitions of FASA, IPEMED, CCSI, IESP and FADEP which are described in Note 13.2.3 – Accounts payable to selling shareholders; and (iii) initial recognition and additions of right-of-use assets and lease liabilities.

25	Subsequent events

a)	FASA spin-off

On January 1, 2020, the Company incorporated ESMC Educação Superior Ltda., or ESMC, and transferred the two FASA campuses located in the State of Minas Gerais, which do not offer medicine courses, to ESMC. This spin-off did not have an impact on the consolidated financial statements.

b)	Acquisition of UniRedentor

On November 1, 2019, Afya Brazil entered into a purchase agreement for the acquisition of 100% of UniRedentor—Sociedade Universitária Redentor ("UniRedentor"). UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. The acquisition will contribute with 112 medical school seats, with a potential 44 additional medical school seats subject to the approval by MEC, and is in line with the Company’s strategy to focus on medical education, including medical school.

The acquisition was consummated on January 31, 2020. The purchase price of R$ 225,000 is comprised of: i) R$ 125,000 paid in cash as of January 31, 2020; and ii) R$ 100,000 is payable in five equal installments of R$ 20,000 through May 2024, adjusted by the CDI rate.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company recently concluded the acquistion. Therefore the financial statements do not include this information. Transaction costs to date totaled R$ 1,354. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

c)	Issuance of new Class A common shares

On February 6, 2020, the Company’s share capital was increased by 3,019,928 Class A common shares and the net proceeds received of R$ 345,974 (US$80,183 thousand), after deducting R$ 12,367 (US$ 2,865 thousand) of shares issuance cost from underwriting discounts and commissions and other offering expenses.

Afya transferred R$ 293,195 (US$ 68,060 thousand) of the net proceeds to bank accounts in Brazil with an increase the capital of Afya Brazil. These deposits are invested in first-line financial institutions in Brazil and are denominated in Brazilian reais.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares. The share capital was increased by US$6,387 thousand (or R$ 29,823 converted by the exchange rate of 4.6693 on march 10, 2020).

d)	Acquisition of Centro Universitário São Lucas

On February 20, 2020, the Company entered into an agreement, through its wholly-owned subsidiary Afya Brazil for the acquisition of 100% of the total share capital of Centro Universitário São Lucas (“UniSL”). The closing of the transaction is subject to customary precedent conditions and antitrust approvals, accordingly this acquisition had not been completed at the date of issuance of these financial statements. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL also offers other health related undergraduate degrees. The acquisition is in line with the Company’s strategy to focus on medical education, including medical schools. The aggregate purchase price is R$ 341,600 of which: (i) 70% is payable in cash on the transaction closing date, and (ii) 30% is payable in cash in three equal installments through 2023, adjusted by the CDI rate. The acquisition will contribute 182 medical school seats to the Company, increasing the Company’s total medical school seats to 1,866. There are 100 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$80,000, adjusted by the CDI rate.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

e)	COVID-19

Afya has created an executive committee to address the challenges of COVID-19, which is closely monitoring the outbreak and ensuring that the Company complies with guidance from both the Ministry of Health and Ministry of Education. Brazilian authorities have decreed mandatory temporary interruptions of educational activities in several locations, consequently, Afya has interrupted all on-campus activities, effective as of March 17, 2020 has temporarily moved the non-practical activities for all students to its online platform and reorganized the schedule of practical activities for when on-campus activities are allowed to resume. With that, Afya expects to mitigate any significant impact on the academic calendar of the first semester of 2020.

Mindful of all medical students in Brazil, including non-Afya students, the Company is also sensitive to the interruption of their studies. Accordingly, Afya has released temporary access to Afya's digital platform, free of charge for other medical education institutions over the next two months, extendable for the duration of the pandemic. With this initiative, the Company hopes to help other public and private medical schools to minimize the impact of the pandemic on their students.

Finally, Afya has successfully concluded most of the admissions cycle for the first semester of 2020 and its education services may remain on schedule if the impact of COVID-19 remains within the scope discussed above. While the Company is aware of the uncertainties created by COVID-19, it remains confident in its strategy, in the financial robustness of its business and in Afya’s contribution of high quality medical professionals who will help the society to overcome COVID-19 and other future challenges.

The Company carried out an analysis of the risks and uncertainties related to COVID-19 and as thus far no significant impacts requiring material adjustments to the financial statements have been identified. At the moment it is not possible to measure or anticipate the possible future economic and financial impacts arising from COVID-19 and the Company will continue to monitor the situation closely.

***